Exhibit 99.3

A LATE-STAGE CLINICAL BIOPHARMACEUTICAL COMPANY

ÆTERNA ZENTARIS

ANNUAL REPORT 2006

COMPANY STRENGTHS

Depth	Deep and focused pipeline at all stages of development
Breadth	Ability to penetrate large and growing markets
Execution	Successful achievement of clinical and corporate milestones

ÆTERNA ZENTARIS INC.
(TSX: AEZ, NASDAQ: AEZS)

Please note that all amounts are in US dollars

ÆTERNA ZENTARIS INC. IS A LATE-STAGE, PURE PLAY GLOBAL BIOPHARMACEUTICAL COMPANY FOCUSED ON ENDOCRINE THERAPY AND ONCOLOGY, WITH PROVEN EXPERTISE IN DRUG DISCOVERY, DEVELOPMENT AND COMMERCIALIZATION

2006 HIGHLIGHTS

In 2006, Æterna Zentaris delivered solid results

Late-stage programs

CETRORELIX

•                  Acceptance by FDA of IND for Phase 3 program in benign prostatic hyperplasia (BPH)

•                  Launch of Cetrotide® (cetrorelix) in Japan for in vitro fertilization

•                  Regained exclusive worldwide (ex-Japan) rights for cetrorelix in BPH

OZARELIX

•                  Positive Phase 2 results in BPH Initiation of Phase 2b trial

•                  Positive Phase 2 results in prostate cancer Initiation of Phase 2b trial

•                  Exclusive license granted to Nippon Kayaku for ozarelix in oncology in Japan

PERIFOSINE

•                  Positive interim Phase 2 data in advanced renal cell carcinoma

•                  Positive Phase 2 results in multiple cancers

•                  Initiation of multiple Phase 1 and Phase 2 trials in cancer

EARLIER-STAGE PROGRAMS

AN-152

•                  Positive top line Phase 1 results for breast and gynaecological cancers

ZEN-012

•                  Acceptance by FDA of IND for Phase 1 trial in solid tumors and lymphoma

PURE PLAY CORPORATE STRATEGY

Æterna Zentaris spins off subsidiary Atrium and emerges as a pure play biopharmaceutical company

•                  Secondary offering ensuring financial stability to execute business plan

•                  Distribution of remaining Atrium shares to Æterna Zentaris shareholders

Gilles Gagnon, MSc, MBA President & CEO	Eric Dupont, PhD Executive Chairman of the Board

MESSAGE TO SHAREHOLDERS

In 2006, the progress of our lead drug candidates through advanced clinical trials and the spin-off of our subsidiary Atrium Biotechnologies enabled us to successfully achieve our goal of emerging as a latestage, pure play biopharmaceutical company. Reaching this milestone in our evolution represents a fulfillment of both our drug development and corporate strategies that we have tediously executed for many years.

Driven by positive clinical results, we are aggressively moving two product candidates through late-stage trials. In early clinical and preclinical development, we are targeting several extremely promising compounds with high future potential. In our library of 120,000 proprietary molecules resides the currency of a fruitful pipeline for many years to come. In addition, and perhaps most critically, the members of Æterna Zentaris’ management have collectively participated during their careers in the development and launch of over twenty drugs; this resource of talent powerfully distinguishes the Company in a marketplace that rewards depth of experience.

UNLOCKING THE FULL VALUE OF THE COMPANY

While very encouraging data resulted from our clinical trials in 2006, conditions grew increasingly ripe for Æterna Zentaris to become a pure play company. Accordingly, in October of 2006, we sold 24 % of our equity in our subsidiary, Atrium Biotechnologies, raising nearly $45 million through a secondary offering. Subsequent to year end, the Company distributed the remainder of our equity in Atrium to Æterna Zentaris shareholders as a return on their investment — with that, we emerged as a pure play biopharmaceutical company.

Since 1991 our ownership of Atrium — a leading developer, manufacturer and marketer of value-added products for the cosmetics, pharmaceutical, chemical and nutrition industries — had served us well as a strong financial leverage. With our pipeline carrying us closer to major breakthroughs, the route that promises optimal benefit became clear. By divesting our stake in Atrium, we began unlocking the full value of our pipeline. Æterna Zentaris is now devoted exclusively to discovering, developing and marketing biopharmaceutical products with a focus on endocrine therapy and oncology.

DELIVERING CLINICAL RESULTS

CETRORELIX

In 2006, our flagship product candidate, cetrorelix, reached a pivotal evolutionary milestone in the history of Æterna Zentaris. After a successful end-of-Phase 2 meeting with the FDA, we received approval to file for a Phase 3 program targeting benign prostatic hyperplasia (BPH) and as we closed the year, we initiated the first study of this extensive Phase 3 program.

The launch of our extensive 1,500 patient Phase 3 program in BPH with cetrorelix brings us yet another step closer to bringing this compound to market. Importantly, we have all of the resources to advance cetrorelix in BPH on our own through to an NDA submission. We are very excited about the fact that cetrorelix has not only the potential to conveniently, safely and effectively treat men who suffer from BPH, but also create tremendous value to our shareholders. The global commercial opportunity in treating BPH cannot be overstated as it represents a market that exceeds $4 billion.

Furthermore, we achieved another milestone by launching cetrorelix - under the brandname Cetrotide® - on the Japanese market through our partner Shionogi for in vitro fertilization. Cetrotide®, the first LHRH antagonist to be marketed in Japan for this indication, has been on the market since 1999. Again, this demonstrates our capacity to bring therapies to market for conditions affecting millions of people.

OZARELIX

Clinical trial results over the past year for our second LHRH antagonist lead compound, ozarelix, have been similarly exciting and could have a very significant commercial outcome.

In October, with our partner Spectrum Pharmaceuticals, we disclosed highly statistically significant Phase 2 results evidencing the alleviation of BPH clinical symptoms. Ozarelix also showed an excellent safety profile with no serious side effects. Following these positive results, we expanded the program to a Phase 2b trial. With both cetrorelix and ozarelix in late-stage clinical trials, we are now leading the LHRH antagonist class in the development of treatments for BPH

In August, we announced positive Phase 2 results for this fourth generation LHRH antagonist in hormonedependent, inoperable prostate cancer. The trial was conducted in Europe again in collaboration with Spectrum. The results confirmed the mechanism of action of our LHRH antagonist approach, showed that ozarelix provides a unique and rapid onset of action, and demonstrated that ozarelix holds promise for the treatment of other hormonal-dependent cancers. We then expanded the program in prostate cancer to a Phase 2b trial to further verify and optimize our findings, and expect results from this trial in 2007.

Further validation of the potential of ozarelix in cancer came with a licensing and collaboration agreement with Nippon Kayaku, our Japanese partner. We granted Nippon Kayaku the exclusive rights to develop and commercialize ozarelix for oncology indications in Japan.

PERIFOSINE

Our third promising compound, perifosine, has shown positive Phase 1 and Phase 2 data for the treatment of patients suffering from different forms of cancer. Along with our partner Keryx Biopharmaceuticals, we are pursuing multiple Phase 2 trials in cancer with perifosine as a single agent or in combination with other treatments for which results will be disclosed throughout the year. Additional Phase 2 trials in cancer are planned over the next twelve months. Furthermore, we expect to complete enrollment of patients for our own Phase 2 trial with perifosine in non-small cell lung cancer in combination with radiotherapy in the upcoming months. The year ahead could contain some very exciting announcements from these trials as perifosine`s unique mechanism of action allows for a number of anti-cancer treatment opportunities in monotherapy as well as in combination therapy.

TARGETING EARLIER-STAGE COMPOUNDS WITH HIGH POTENTIAL

Our drug development strategy is also aimed at establishing a risk-adverse profile by targeting earlierstage programs with high potential. In line with this strategy, we reported top line positive Phase 1 results with our LHRH specific cytotoxic conjugate, AN-152, for ovarian, breast and endometrial cancers. These results obtained with this novel approach lend further credibility to our very promising oncology platform while also enabling our Company to step into the era of personalized medicine. Indeed, by targeting patients suffering from ovarian and endometrial cancers with confirmed presence of LHRH receptors, we are increasing the probabilities of bringing AN-152 specifically to the tumor, therefore increasing our chances of success for our Phase 2 program which we expect to launch later this year in these indications. We also initiated a Phase 1 trial for solid tumors with ZEN-012, a new small molecule. We believe this oral compound has the potential to be a novel, promising multi-targeted intermittent cancer therapy and look forward to further developments in the clinic this year.

MOVING FORWARD AS A LATE-STAGE COMPANY

With two product candidates slated to be in Phase 3 for the year ahead, Æterna Zentaris begins a new era as a late-stage pure play biopharmaceutical company. With $60 million in cash and no significant long-term debt, a prudent risk management approach, as well as a new focused drug development strategy, we are now in an even better position to execute our highly focused business plan as the future of Æterna Zentaris could prove quite exciting.

Permit us to take this opportunity to recognize all members of the Æterna Zentaris team for their dedication to achieving the Company’s objectives, and to thank our shareholders for their support and continuing confidence. We look forward to continue to deliver clinical results and report important commercial developments to you in the year ahead.

Gilles Gagnon, MSc, MBA
President & CEO

Eric Dupont, PhD
Executive Chairman of the Board

Aggressively advance cetrorelix in BPH

•                  Flagship product candidate with significant near-term potential

•                  Retain all rights in BPH and fully support development through to NDA filing in 2009

Focus on further development of ozarelix and perifosine with current partners to ensure continued development success

A NEW FOCUSED DRUG DEVELOPMENT STRATEGY

Establish risk-adverse profile targeting earlier-stage compounds with high potential for aggressive development

Build solid endocrinology and oncology franchises

EMERGE AS A FULLY-INTEGRATED, GLOBAL SPECIALIST-DRIVEN BIOPHARMACEUTICAL COMPANY WITH A STRATEGIC FOCUS ON ENDOCRINE THERAPY AND ONCOLOGY

ADVANCING THE PIPELINE

A robust pipeline from drug discovery to marketed products

PRECLINICAL PROGRAMS

LHRH peptidomimetics

Erucyl-PC

Ghrelin antagonists

Erk/PI3K inhibitors

DRUG DISCOVERY

120,000 compounds

DRUG PIPELINE

(cetrorelix) CETROTIDE®
In vitro fertilization (worldwide except Japan)

(cetrorelix) CETROTIDE®
In vitro fertilization (Japan)

IMPAVIDO®
Leishmaniasis (black fever)

CETRORELIX
Benign prostatic hyperplasia
BPH

CETRORELIX
endometriosis*
* pivotal program encompassing several trials

OZARELIX
BPH

OZARELIX
Prostate cancer

PERIFOSINE
Combined with chemotherapy and biological agents for multiple cancers

PERIFOSINE
Combined with radiotherapy for non-small cell lung cancer

AN-152
Breast and endometrial cancer

ZEN-012
multiple cancers

EP-1572
growth disorders

Robust Pipeline with Significant Market Opportunities

Focused and Aggressive Development Strategy with Late-Stage Compounds

KEY INVESTMENT CONSIDERATIONS

Solid Financial Position

Near-Term Catalysts  Highlight Potential for Value Creation

Strong Pharma Team with Experience in Launching 20+ Compounds

BUILDING SOLID ENDOCRINOLOGY AND ONCOLOGY FRANCHISES
THREE VALUE-DRIVING LEAD COMPOUNDS IN LARGE MARKET OPPORTUNITIES

CETRORELIX

Cetrorelix is part of Æterna Zentaris’ luteinizing hormone-releasing hormone (LHRH) antagonist therapeutic approach. This peptide-based active substance was developed by the Company in cooperation with Nobel Prize winner Professor Andrew Schally of Tulane University in New Orleans (now at U.S. Veterans Administration and University of Miami).

INDICATIONS	IN VITRO FERTILIZATION (IVF) HYPERPLASIA (BPH)	BENIGN PROSTATIC	ENDOMETRIOSIS
STATUS	• Marketed worldwide under brandname Cetrotide®	• Phase 3 program	• Pivotal program
PARTNERSHIPS	• Merck Serono — Worldwide (ex-Japan) $13 million free cash-flow per year	• Shionogi - Japan	• Solvay — Worldwide (ex-Japan) Shionogi — Japan
• Shionogi — Japan
MARKET	• Average cost of an IVF treatment cycle is $12,400	• Market size of over $4 billion	• Market size of $1 billion
	• Affects 10% to 15% of couples in the U.S.	• Affects more than 50% of men 60 years and over	• Under-diagnosed
	• About 5 million couples in the U.S.	• Approximately 56 million cases in the U.S., Europe and Japan	• Affects 10% to 20% of women of reproductive age
• About 26 million cases in the U.S., Europe and Japan

	Source: Barton H. Hamilton and Brian McManus September 04	Source: Decision Resources September 05	Source: Datamonitor July 04

DIFFERENTIATION	• Leading the LHRH antagonist class in the development of treatments for BPH
• Dose-dependent hormonal suppression
• Extensive safety database — more than 270,000 patients treated
• Low side-effect profile

OZARELIX

Ozarelix is a fourth generation luteinizing hormone-releasing hormone (LHRH) antagonist administered as a depot formulation for the treatment of benign and malignant hormone-dependent diseases.

INDICATIONS	BENIGN PROSTATIC HYPERPLASIA (BPH)	PROSTATE CANCER
STATUS	• Phase 2b	• Phase 2b
PARTNERSHIPS	• Spectrum — North America, India	• Spectrum — North America, India Nippon Kayaku — Japan
MARKET	• Market size of over $4 billion	• Market size of $3.1 billion
	• Affects more than 50% of men 60 years and over	• Approximately 395,000 new cases in the U.S., Europe and Japan
• Approximately 56 million cases in the U.S., Europe and Japan

	Source: Decision Resources September 05	Source: Decision Resources June 06

DIFFERENTIATION	• Fourth generation LHRH antagonist
• Dose-dependent hormonal suppression
• Low side-effect profile
• Treats benign to malignant indications

PERIFOSINE

Perifosine is a novel, first-in-class, oral anti-cancer agent that modulates several key signal transduction pathways, including Akt, MAPK, and Jnk that have been shown to be critical for the survival of cancer cells. Perifosine is currently being studied as a single agent and in combination with several forms of anti-cancer treatments for various types of cancer.

INDICATIONS	MULTIPLE CANCERS
STATUS	• 10+ ongoing Phase 1 and Phase 2 trials
PARTNERSHIPS	• Keryx — U.S., Canada, Mexico
MARKET	Examples of different cancer types
	• Non-small cell lung cancer	• Multiple Myeloma (a form of blood cancer)
	• Market size of $2.4 billion	• Market size of $1 billion in the U.S. and U.K.
	• Most common and deadly form of cancer	• Approximately 53,000 new cases in the U.S., Europe and Japan
• About 25% of all cancer deaths in women / 30% in men
• About 417,000 new cases in 2004 in the U.S., Europe and Japan

	Source: Datamonitor June 06	Source: Globocan 02

DIFFERENTIATION	• Novel, first-in-class oral anti-cancer agent
• Exciting and promising targeted molecular approach
• Validated oncology pathway(s)

$4 BILLION MARKET

LARGE MARKET OPPORTUNITIES

BENIGN PROSTATIC HYPERPLASIA (BPH)

BPH is characterized by an abnormal benign growth of the prostatic tissues caused by testosterone. Symptoms linked to BPH include pain while urinating and frequent urges to urinate during the night and sometimes, kidney problems. In some cases, if left untreated, BPH may develop into prostate cancer. Contrary to most of the present treatments for BPH, cetrorelix is not associated with side-effects such as erectile dysfunction, loss of libido and chemical castration. According to Decision Resources, cetrorelix is currently the most advanced LHRH antagonist in development for the treatment of BPH.

$2.4 BILLION MARKET

NON-SMALL CELL LUNG CANCER

Lung cancer is the leading cause of cancer deaths in both men and women worldwide. Non-small cell lung cancer is its most common form and yet can be very difficult to treat. Typically, by the time patients report symptoms, the disease has often spread to other parts of the body. Perifosine, our leading oral, anti-cancer compound with its novel mechanism of action, has shown direct and specific action on tumor cells which have proven to be resistant to current anti-cancer agents. Furthermore, studies have demonstrated that perifosine may be well suited for use as a single agent or in combination with other treatments.

GOALS FOR 2007

Late-stage programs

CETRORELIX

•                  Initiate 2nd trial of Phase 3 program in BPH

•                  Initiate safety trial of Phase 3 program in BPH

•                  Announce full recruitment of first Phase 3 trial in BPH

•                  Disclose Japanese Phase 2 results in BPH

OZARELIX

•                  Disclose detailed European Phase 2 results in BPH

•                  Disclose top line U.S. Phase 2b results in BPH

•                  Disclose top line Phase 2b results in prostate cancer

PERIFOSINE

•                  Complete patient enrollment for Phase 2 trial in non-small cell lung cancer

•                  Disclose more Phase 1 and Phase 2 results in multiple cancers

•                  Initiate additional Phase 2 trials in multiple cancers

EARLIER-STAGE PROGRAMS

AN-152

•                  Disclose detailed Phase 1 results for breast and ovarian cancer

•                  Initiate Phase 2 program in ovarian and endometrial cancer

ZEN-012

•                  Initiate Phase 1 trial in solid tumors and lymphoma

•                  Announce top line results of Phase 1 trial in solid tumors and lymphoma

PRECLINICAL

•                  Disclose results for multiple programs

•                  LHRH peptidomimetics

•                  Erk/PI3K inhibitors

•                  Erucyl-PC

•                  Ghrelin antagonists

•                  Announce filing of an IND for a Phase 1 program

POISED FOR GROWTH

ÆTERNA ZENTARIS HAS ALL THE KEY FUNDAMENTALS TO EMERGE AS A FULLY-INTEGRATED, GLOBAL SPECIALIST-DRIVEN BIOPHARMACEUTICAL COMPANY WITH A STRATEGIC FOCUS ON ENDOCRINE THERAPY AND ONCOLOGY

CORPORATE INFORMATION

Head Office
Æterna Zentaris Inc.
1405 Parc-Technologique Blvd.
Quebec, Quebec G1P 4P5
CANADA

Phone: (418) 652-8525
Fax: (418) 652-0881
E-mail: aeterna@aeternazentaris.com
Internet: www.aeternazentaris.com

Ticker symbols
AEZ — The Toronto Stock Exchange (TSX)
AEZS — NASDAQ National Market

Transfer Agent and Registrar
Computershare Trust Company of Canada
1500 University Street, 7th Floor
Montreal, Quebec H3A 3S8
CANADA

Auditors
PricewaterhouseCoopers LLP
Place de la Cité, Tour Cominar
2640 Laurier Blvd., Suite 1700
Quebec, Quebec G1V 5C2
CANADA

Corporate Solicitors
Ogilvy Renault
1981 McGill College, Suite 1100
Montreal, Quebec H3A 3C1
CANADA

Arnold & Porter
399 Park Avenue
New York, NY 10022
USA

Annual Meeting
May 2, 2007, 10:30 a.m.
Le Centre Sheraton Hotel
1201 René-Lévesque Blvd. West
Montreal, Quebec H3B 2L7
CANADA

SCIENTIFIC ADVISORY BOARD

EXTERNAL MEMBERS

Dr. Gerald Batist, MD, CM, FACP
Director of the McGill Center for Translational
Research in Cancer, Chair and Professor,
Department of Oncology and Medicine,
McGill University, Jewish General Hospital,
Montreal, Canada

Dr. Frans M. J. Debruyne, MD, PhD
Professor and Chairman
at the University Medical Center in
Nijmegen, The Netherlands

Dr. Alan H. DeCherney, MD
Professor at UCLA School
of Medicine in Los Angeles,
United States

Prof. Dr. Klaus H.R. Diedrich, MD, PhD
Director, Department of Gynecology and Obstetrics
University Clinic of Luebeck, Germany

Prof. Dr. René Frydman, MD, PhD
Head of the Department of Gynecolgy Obstetrics
Hôpital Antoine Beclere, Paris, France

Dr. Fernand Labrie, OC, OQ, MD, PhD
Head, Centre hospitalier
de l’Université Laval Research
Center (CHUL), Quebec, Canada

Dr. Hartmut Michel, PhD
Director, Max-Planck Institute
for Biophysics, Frankfurt, Germany
Nobel Prize laureate in chemistry, 1988.

Prof. Dr. Marcel Verheij, MD, PhD
The Netherlands Cancer Institute/
Antoni van Leeuwenhoek
Hospital, Amsterdam, The Netherlands

Prof. Dr. Ulf Rapp
Institute of Medicine
Würzburg University
Germany

Dr. Daniel D. Von Hoff, MD, FACP
Senior Investigator
Translational Genomics Research Institute
Phoenix, Arizona, United States

DIRECTORS

Marcel Aubut, O.C., O.Q., Q.C.
Quebec, Canada
Managing Partner
Heenan Blaikie Aubut, Lawyers

Stormy Byorum, MBA (1)
New York, USA
Senior Managing Director
Stephens Cori Capital Advisors
(a division of Stephens Inc.)

José P. Dorais
Quebec, Canada
Partner
Miller Thomson Pouliot, Lawyers

Dr. Éric Dupont, PhD (2)
Quebec, Canada
Executive Chairman of the Board
Æterna Zentaris Inc.

Prof. Dr. Jürgen Engel, PhD
Frankfurt, Germany
Executive Vice President,
Global Research & Development
and Chief Operating Officer
Æterna Zentaris Inc.

Jürgen Ernst, MBA (2)
Brussels, Belgium
Corporate Director

Gilles R. Gagnon, MSc., MBA
Quebec, Canada
President and Chief Executive Officer
Æterna Zentaris Inc.

Dr. Pierre Laurin, PhD, O.C. (2)
Quebec, Canada
Executive in Residence
HEC Montreal

Gérard Limoges, CM, FCA (1)
Quebec, Canada
Corporate Director

Pierre MacDonald, MSc. Comm. (1) (2)
Quebec, Canada
Chairman of the Board
Eurocopter Canada Ltd.

Gerald J. Martin
California, USA
Corporate Director

(1)             Member of the Audit Committee

(2)             Member of the Corporate Governance, Nominating and Human Resources Committee

SENIOR OFFICERS

Dr. Éric Dupont, PhD
Executive Chairman of the Board

Gilles R. Gagnon, MSc., MBA
President and Chief Executive Officer

Prof. Dr. Jürgen Engel, PhD
Executive Vice President,
Global Research and Development
and Chief Operating Officer

Dr. Eckhard Günther, PhD
Vice President, Drug Discovery

Mario Paradis, CA
Vice President, Finance & Administration
and Corporate Secretary

Dr. Manfred Peukert, MD
Vice President, Medical Affairs

Dr. Matthias Rischer, PhD
Vice President, Pharmaceutical Development

Dennis Turpin, CA
Vice President and Chief Financial Officer

Printed in Canada